EXHIBIT 7.1

Explanation of ratio calculations

Other financial data	2010	2009	2008	2007	2006
(Loss)/earnings per ordinary and B share from continuing operations - pence (1)	(0.5p )	(6.3)	(146.2)	64.0	54.4
Diluted (loss)/earnings per ordinary and B share from continuing operations - pence (1,2)	(0.5p )	(6.3)	(146.2)	63.4	53.9
Dividends per ordinary share - pence	—	—	19.3	27.0	21.6
Dividend payout ratio (3)	—	—	—	43%	45%
Share price per ordinary share at year end - £	0.39	0.29	0.49	3.72	5.56
Market capitalisation at year end - £bn	42.8	31.4	19.5	44.4	62.8
Net asset value per ordinary and B share - £	0.64	0.65	1.15	3.74	3.24
Return on average total assets (4)	(0.07%)	(0.18%)	(1.19%)	0.65%	0.74%
Return on average ordinary and B shareholders' equity (5)	(0.7%)	(7.2%)	(50.1%)	18.7%	18.5%
Average owners' equity as a percentage of average total assets	4.6%	2.8%	2.9%	3.9%	4.4%
Risk asset ratio - Tier 1	12.9%	14.1%	10.0%	7.3%	7.5%
Risk asset ratio - Total	14.0%	16.1%	14.1%	11.2%	11.7%
Ratio of earnings to combined fixed charges and preference share dividends (6)
- including interest on deposits	0.94	0.75	0.05	1.45	1.62
- excluding interest on deposits	0.38	(0.30)	(7.80)	5.73	6.12
Ratio of earnings to fixed charges only (6)
- including interest on deposits	0.95	0.80	0.05	1.47	1.64
- excluding interest on deposits	0.44	(0.46)	(9.74)	6.53	6.87

Notes:
(1)
The number of ordinary shares in issue in 2008, 2007 and 2006 were adjusted retrospectively for the bonus element of the rights issue completed in June 2008 and the capitalisation issue in September 2008.

(2)
None of the convertible securities had a dilutive effect in 2010, 2009 or 2008. All of the convertible preference shares had a dilutive effect in 2007 and 2006 and as such were included in the computation of diluted earnings per share.

(3)
Dividend payout ratio represents the interim dividend paid and final dividend proposed as a percentage of profit attributable to ordinary and B shareholders before discontinued operations, integration and restructuring costs, amortisation of purchased intangible assets and net gain on sale of strategic investments and subsidiaries (net of tax).

(4)	Return on average total assets represents profit attributable to ordinary and B shareholders as a percentage of average total assets.
(5)	Return on average ordinary and B shareholders' equity represents profit attributable to ordinary and B shareholders expressed as a percentage of average ordinary and B shareholders' equity.
(6)
For this purpose, earnings consist of income before tax and non-controlling interests, plus fixed charges less the unremitted income of associated undertakings (share of profits less dividends received). Fixed charges consist of total interest expense, including or excluding interest on deposits and debt securities in issue, as appropriate, and the proportion of rental expense deemed representative of the interest factor (one third of total rental expenses).